

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-mail
Moses Gross
President
WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218

> **Re:** **WNS Studios, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on January 26, 2012**
> **File No. 333-172050**

Dear Mr. Gross:

We have reviewed your responses to the comments in our letter dated March 1, 2011 and have the following additional comments.

Registration Statement Cover Page

1. It appears that you will conduct the offering on a continuous basis. Please advise why you no longer have the box for a Rule 415 offering checked on the cover page. We also note that you have included Rule 415 undertakings. Please revise for consistency or advise.

Prospectus Summary, page 1

2. We note your response to our prior comment 7 and your revised disclosure. Based on 4,500,000 shares issued and outstanding, it appears the aggregate market price of your common stock is $225,000 based on the proposed offering price of $0.05 per share. Please revise here and in your risk factors to disclose this and immediately thereafter disclose the balance of total stockholders' equity at your most recent balance sheet date.

3. We note your response to our prior comment 9. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate and disclose your current cash balance as of the most practicable date and revise to update your cash balance on hand with any subsequent amendments. Similarly revise under "Plan of Operation," at page 20.

Corporate Background, page 1

4. Please revise the first paragraph of this section to state that you currently do not have any relationships with or contracts in place to act as a production agent for any film or television studios. In this regard, we note your disclosure in the risk factor beginning on page 4.

Going Concern Considerations, page 2

5. We note your response to our prior comment 10 and reissue. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in this section.

6. Please revise the first paragraph of this section to disclose your cumulative losses from inception.

7. We note your disclosure in the third paragraph of this section that you are attempting to address the lack of liquidity by raising additional funds either in the form of debt, equity or both. Please advise as to whether you have any current plans to raise funds or are currently raising funds in the form of any debt or equity.

Risk Factors, page 4

8. Please add a risk factor to discuss Mr. Gross's conflict of interests, if any, as your sole officer and director and a significant shareholder of P&G Holdings LLC.

Risk Factors Relating to Our Company, page 4

We have no track record, page 5

9. We note that you no longer have an agreement with Watermark Studios. Please revise your disclosure in this risk factor relating to "marketing movies produced by Watermark Studios."

Our continued operations depend on current production appetites, page 5

10. We note your response to our prior comment 16. Please provide the basis for your belief that the "production industry is in a favorable position because the demand for quality entertainment worldwide is reaching record levels." Alternatively, please revise this risk factor to remove this disclosure.

Moses Gross
WNS Studios, Inc.
February 21, 2012
Page 3

If we are unable to obtain additional funding, page 7

11. We note your disclosure in this risk factor that you anticipate requiring a minimum of $55,000 to fund your planned activities for the next twelve months and will need no less than $30,000 even if you do not commence operations. This disclosure conflicts with your disclosure in the Use of Proceeds section on page 2 that you estimate needing no less than $55,000 for the next twelve months even if you do not commence operations and the chart and your disclosure on pages 20 and 21 of the Management's Discussion and Analysis of Financial Condition and Results of Operations section which anticipates that you will require $59,300 over the next 12 months and no less than $24,120 if you do not commence operations. Please revise for consistency or advise.

Determination of Offering Price, page 12

12. We note your response to our prior comment 21. Please advise as to why the selling shareholders will sell their shares of common stock at a fixed price of $0.05 for the duration of the offering when you have disclosure elsewhere in the filing that suggests you intend to seek a quotation of the common stock on the OTC Bulletin Board. Please also advise as to the expected duration of the offering.

Description of Business, page 18

13. We note your response to our prior comment 23 and reissue. Your description of business section should include information about your principal products or services, your distribution methods, and your competitive position and conditions. In addition, please revise to explain how you plan to generate revenue. Please refer to Item 101(h) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operation, page 20

14. We note your response to our prior comment 28 and reissue. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

15. We note your response to our prior comment 29. Please revise for consistency your disclosure on pages 20 and 21 with respect to your legal and accounting fees with your disclosure in the Expenses of Issuance and Distribution on page 25 or advise. Please also revise to discuss your liquidity needs on a long-term basis.

Moses Gross
WNS Studios, Inc.
February 21, 2012
Page 4

16. We note your disclosure on page 18 that you have terminated your agreement with Shmuel's Hatzlacha Consulting, Inc. In light of the termination of your consulting agreement, please briefly describe your anticipated consulting fee expenses.

Results of Operations, page 21

Total operating expenses, page 21

17. We note your disclosure that your consulting and professional fees increased "primarily to fees incurred with reporting as public company." Because you are not a reporting company yet, please revise your disclosure to explain the reason for the increase in the consulting and professional fees.

Liquidity and Capital Resources, page 21

18. We note your disclosure that you are indebted to P&G Holdings LLC in the amount of $26,595. Please revise to disclose when you incurred this debt and how these funds were used.

19. We note your disclosure in the second paragraph of this section that you currently have "no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources." This disclosure appears to contradict your disclosure on page 2 that you have "the ability to borrow up to $126,275 from P&G Holdings LLC." Please advise or revise your disclosure for consistency.

Directors, Executive Officers, Promoters and Control Persons, page 22

20. We note your response to our prior comment 30 and reissue in part. Please discuss specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e) of Regulation S-K.

Note 10: Exclusive Agreement, page F-10

21. We note your response and revised disclosure related to our prior comments 34 and 35. We note you describe Watermark Studios, Inc. as a film and television studio on pages F-6 and F-10. On page 18, you state that you served as Watermark's exclusive sales and distribution agent. On page 5, you continue to refer to the likelihood that you will be successful in marketing movies produced by Watermark Studios. However, it is our understanding that this studio has never physically existed. Please advise if our understanding is not correct. Otherwise, given the termination of your contract and the lack of physical existence of the studio, we believe you should revise your filing throughout to eliminate all references to Watermark.

Part II

Recent Sales of Unregistered Securities, page II-2

22. We note your response to our prior comment 37. Please revise for consistency your disclosure in the third sentence of the last full paragraph on page 13 with your disclosure in the first sentence of the second full paragraph of this section.

23. We note that Mr. Lustig is no longer your President and director. Please revise this section for consistency.

Undertakings, pages II-4

24. We note your response to our prior comment 39 and reissue in part. The undertakings in section (4) and (6) are identical. Please revise to delete one of the sections or advise. In addition, please revise the undertaking that appears in the last paragraph on page II-5 to match the language set forth in Item 512(h) of Regulation S-K.

Exhibit 5.1

25. We note your response to our prior comment 42 and reissue in part. Please advise as to what matters in the registration statement and exhibits counsel has relied upon.

26. Please revise the fourth paragraph of the opinion to delete the first sentence. Refer to Section II.B.3.b. of Staff Legal Bulletin No. 19 dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        David Lubin, Esq.
        (516) 887-8250